OMB Approval

OMB Number 3235-0058

Expires: January 31, 2005

Estimated average burden

hoursper response...2.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-21421
CUSIP Number: 92240c100
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	September 30, 2003

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

VCampus Corporation
Full Name of Registrant

Former Name if Applicable

1850 Centennial Park Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20191
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the fiscal quarter ended September 30, 2003 for the Registrant could not be filed within the prescribed period because the Registrant was unable to timely determine and implement revised accounting methods applicable to reporting certain financial results.  Such inability could not have been eliminated by the registrant without unreasonable effort or expense.  The Registrant intends to file its Form 10-Q within the next five calendar days in accordance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin A. Prakke, Esq.	(919)	718-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

See attached

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VCampus Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2003	By	/s/ Christopher L. Nelson
Christopher L. Nelson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Securities and Exchange Commission

Form 12b-25

Commission File Number: 000-21421

Notification of Late Filing

Attachment for Part IV (3) Other Information

Because the Registrant is in the process of determining and implementing a new  accounting method for appropriately reporting financial results arising in connection with a particular customer relationship, it anticipates that the revenues and corresponding expenses that it will report for the third quarter of 2003 could be significantly lower than the corresponding numbers reported in the third quarter of 2002 (prior to any corresponding adjustments to those prior year numbers).  However, VCampus does not expect the net loss to be reported for the third quarter of 2003 to change, from the number otherwise reportable, as a result of the proposed accounting change.